FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC

6 August 2018

Appointment of Deputy Group Chairman

HSBC Holdings plc today announces that Jonathan Symonds has been appointed as Deputy Group Chairman. He will take up this new role today and will stand down as Chairman of its subsidiary, HSBC Bank plc. Jonathan will continue as the Senior Independent Director, Chairman of the Group Audit Committee and a member of the Group Risk and the Nomination & Corporate Governance committees of HSBC Holdings plc.

This announcement is made pursuant to LR 9.6.11(3) of the UK Listing Authority's Listing Rules. This announcement will also be available on HSBC's website at www.hsbc.com/sea

For and on behalf of HSBC Holdings plc
B J S Mathews
Group Company Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 06 August 2018